UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO §§ 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO §§ 240.13d-2(a)

(Amendment No.     )*

Advanced Mineral Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

None

(CUSIP Number)

Bruce Stanley Butcher

P.O. Box 498

28-34 Hill Street

St. Helier, Jersey  JE4 5TF

Channel Islands

+44 1534 700 856

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Bruce Stanley Butcher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 57,750,000

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 57,750,000

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,750,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.59% prior to the acts subject to dispute as discussed in Item 4. 40.1% after the acts subject to dispute as discussed in Item 4.

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

Title and class of securities: Common Stock, par value $0.001 per share (“Common Stock”)

Issuer:  Advanced Mineral Technologies, Inc. (“Issuer” or “AMTO”)

Name and Address of principal executive office of Issuer:  Route 1, Box 1092, Fairfield, ID 83327

Item 2.	Identity and Background

(a)   The Schedule 13D is filed by Dr. Bruce Stanley Butcher (“Dr. Butcher” or “Reporting Person”).

(b)  The address of Reporting Person is P.O. Box 498, 28-34 Hill Street, St. Helier, Jersey   JE4 5TF  Channel Islands.

(c)  The present principal occupation or employment of Reporting Person is Chairman and Chief Executive Officer of XS Platinum Ltd. The address of Reporting Person’s employer is P.O. Box 498, 28-34 Hill Street, St. Helier, Jersey JE4 5TF  Channel Islands.

(d)  Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Reporting Person is a citizen of Australia.

Item 3.	Source and Amount of Funds or Other Consideration

Reporting Person is filing this Schedule 13D as a result of Issuer’s registering the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended, on September 15, 2010, and Reporting Person’s subsequent decision to seek control of Issuer by replacing Issuer’s current Board of Directors with persons to be nominated by Reporting Person at Issuer’s forthcoming annual meeting of stockholders which, pursuant to an Order issued by the Second Judicial District Court of the State of Nevada in and for the County of Washoe upon the Petition of Reporting Person, as amended, is believed to be scheduled to be held on November 29, 2010 (“2010 Annual Meeting”),with a record date of October 26, 2010, set for the determination of stockholders entitled to notice of and to vote at such meeting.

Pursuant to an agreement reached on June 18, 2008, as evidenced in writing on July 14, 2008, Reporting Person acquired the right to 57,750,000 shares of Common Stock from H. Philip Cash (“Mr. Cash”), Issuer’s President and a director and significant stockholder of Issuer, for consideration consisting of (a) $1, (b) Reporting Person’s promise to continue his efforts to raise the capital necessary to continue the efforts of XS Platinum Ltd., a Jersey, Channel Islands corporation, to move towards production, and (c) Reporting Person’s promise to provide the capital necessary for Issuer to (i) make all necessary filings to make Issuer compliant with its reporting obligations with the Securities and Exchange Commission (“SEC”), and (ii) preserve Issuer’s rights and entitlements with respect to Issuer’s Tillicum Mountain property.

Those 57,750,000 shares were transferred from Mr. Cash’s personal shareholding in AMTO to Dr. Butcher on June 17, 2009, whereupon Dr. Butcher became the legal and beneficial owner of those shares and thus the largest AMTO stockholder with approximately 46.59% of all outstanding shares.

Item 4.	Purpose of Transaction

Dr. Butcher does not intend to take any further action with respect to acquiring Common Stock or other securities of AMTO. His intention with respect to his relationship with AMTO has changed, however, and consequently he is filing this Statement on Schedule 13D to disclose his intention to seek control of AMTO.

Dr. Butcher owns a significant bloc, 57,750,000 shares (“Butcher Shares”), of the outstanding

Common Stock. He is filing this Statement on Schedule 13D to set forth his intention to seek control of the Issuer. In that respect, Dr. Butcher intends to oppose the election of any of the three currently incumbent members who make up all of AMTO’s Board of Directors as currently constituted (“Incumbent Board”) and to replace them with five persons, as required by AMTO’s By-laws, to be nominated at the 2010 Annual Meeting by himself. The 2010 Annual Meeting is being held pursuant to an Order issued by the Second Judicial District Court of the State of Nevada in and for the County of Washoe (“Nevada State Court”) that resulted from an action commenced by Reporting Person on August 26, 2010, given the failure of the Incumbent Board to hold an annual meeting of stockholders as required by AMTO’s By-laws for the purpose of electing directors (copies of Reporting Person’s Petition for a Writ of Mandate Ordering the Election of Directors of Respondent AMTO, and the Nevada State Court’s Order granting such Petition, as amended, are attached hereto as Exhibits 1, 2 and 3, respectively).

Dr. Butcher acquired the Butcher Shares and first became a stockholder of AMTO on June 17, 2009 (see Item 3 above). Dr. Butcher has never been an officer, director or employee of AMTO; nor has he ever sought any such position. As of June 10, 2010, the Butcher Shares represented approximately 46.59% of all the then outstanding shares of Common Stock, which constituted the same percentage of all the outstanding voting stock of Issuer. Additionally at that date, the more than 700 public stockholders of AMTO, including Dr. Butcher, owned more than 51% of the total voting power of AMTO and were thus entitled to elect all the members of Issuer’s Board of Directors. Dr. Butcher was the largest single stockholder of AMTO from June 17, 2009 until or about June 10, 2010.

From or about 2007 until or about June 2010, Dr. Butcher sought to work with and for the benefit of all Issuer’s stockholders by engaging in the following activities (i) raising capital for  XS Platinum Ltd (“XSP”), a company in which AMTO had acquired 75,000,000 shares of common stock in November 2007, representing what Dr. Butcher, who is XSP’s Chairman and Chief Executive Officer, believes is AMTO’s most significant asset; (ii) preserving through XSP the interest originally sought by AMTO in what is now XSP’s platinum mining property at Platinum via Goodnews Bay, Alaska; (iii) documenting with the assistance of Canadian lawyers, personally retained and paid for by Dr. Butcher, a new agreement in order to preserve AMTO’s interest in its as yet undeveloped Tillicum Mountain property in British Columbia, Canada; (iv) personally directly providing AMTO with funds to retain special legal counsel and accountants/auditors to enable AMTO to become compliant with SEC filing and reporting requirements under the Securities Exchange Act of 1934 (“Exchange Act”), something AMTO had failed to do for more than three years; (v) personally directly providing AMTO with funds to enable AMTO to make royalty payments in respect to AMTO’s obligations regarding the Tillicum Mountain property; and (vi) further personally indirectly providing funds to AMTO to pay certain of its other expenses, including lawyers, accountants/auditors and geologists.

Because Issuer had failed to meet its SEC reporting requirements under the Exchange Act for a considerable period, the Common Stock was “de-registered” under the Exchange Act by SEC Order on April 9, 2010 (a copy of such Order is attached as Exhibit 4). Thereafter, Dr. Butcher continued to pursue a path to bring AMTO into compliance with SEC and Nevada law through a filing of a new registration statement under the Exchange Act, and endeavoring to have AMTO’s incumbent three member Board of Directors convene an annual meeting of stockholders for the purpose of electing a Board comprised of five persons, as required by AMTO’s By-laws.

On July 15, 2010, Issuer filed a Registration Statement on Form 10 under the Exchange Act (“Form 10”), which resulted in the “re-registration” of the Common Stock. However, Issuer did not furnish Reporting Person with a copy of the Form 10 or allow Reporting Person an opportunity to review the Form 10 before filing.

In a series of transactions prior to the filing of the Form 10 and without any public disclosure, on June 11, 2010 and August 26, 2010, AMTO’s Incumbent Board purported to issue a total of 20,000,000 shares of Common Stock to H. Philip Cash, AMTO’s CEO (15,500,000 shares), and Bil Zeleny, AMTO’s CFO (4,500,000 shares), and a total of 16,739,292 shares of a new class of Preferred Stock (“Preferred Stock”) to Mr. Cash (13,305,942 shares) and Mr. Zeleny (3,433,350 shares).

The Preferred Stock (which Reporting Person believes was improperly created and issued, as set forth in certain pending litigation that is described below) carries two votes per share and votes with the Common Stock as a single class in connection with the election of AMTO’s directors. The shares of Common Stock and Preferred Stock so issued to Messrs. Cash and Zeleny were issued in cashless transactions; the “consideration” allegedly paid by Messrs. Cash and Zeleny was indebtedness purportedly owed by AMTO to them.

As a result of the issue of those shares of Common Stock to Messrs. Cash and Zeleny,  they would own more than 50% of  the outstanding voting power of AMTO in connection with the election of directors.

Accordingly, if these transactions are allowed to stand, for the first time since at least 2007, AMTO’s public stockholders will hold less than 50% of the outstanding voting power, and AMTO’s current insiders will thus be able to elect all the directors of AMTO regardless of votes cast by AMTO’s public stockholders.

Dr. Butcher first learned of the issue of 40,000,000 shares of Preferred Stock to Messrs. Cash and Zeleny when he received a preliminary draft of the Form 10 on June 3, 2010. That draft disclosed the introduction and the issue of 40,000,000 shares of super voting Preferred Stock and the shift of control from the public stockholders to insiders. Dr. Butcher immediately demanded that any such transaction be rescinded and reversed. Mr. Cash and the Board of Directors informed Dr. Butcher that they would do so, and provided him with documentation that purportedly did so.  Shortly thereafter, however, on June 11, 2010, and without any disclosure to Dr. Butcher (or publicly), Mr. Cash and the Incumbent Board implemented the transactions that resulted in the issue of the 20,000,000 shares of Common Stock to Messrs. Cash and Zeleny that are described above. The first time that Dr. Butcher learned of those transactions was when he received a copy of the Form 10 after it had been filed with the SEC on July 15, 2010 and accordingly become publicly available.

Mr. Cash and the Incumbent Board of AMTO then set about during August 2010 to purport to issue 16,739,292 shares of super voting Preferred Stock to Messrs. Cash and Zeleny, as described above, the effect of which would entrench current management and further shift control from the public stockholders to insiders, if allowed to stand.

Dr. Butcher has responded to those actions by filing two lawsuits, derivatively on behalf of AMTO’s stockholders, against Messrs. Cash, Zeleny, the other incumbent directors (Messrs. Gary Mason and Cletius Rogers), and certain other persons.  One of those lawsuits was filed in the Nevada State Court (“Nevada Action”) on September 24, 2010 and the other was filed in the United States District Court for the District of Nevada (“Federal Action”) on October 15, 2010. Subsequently, Dr. Butcher filed a Motion for Partial Summary Judgment in the Nevada Action (“Summary Judgment Motion”) on October 25, 2010. The Complaint and the Summary Judgment Motion filed by Dr. Butcher in the Nevada Action are attached as Exhibits 5 and 6 respectively, and the Complaint filed by him in the Federal Action is attached as Exhibit 7.

Briefly, in summary, Dr. Butcher is claiming in these lawsuits that, as part of a scheme designed and implemented by AMTO’s Incumbent Board and management to entrench themselves and unjustly enrich senior management, the defendants have violated federal securities laws (including the Exchange Act and rules promulgated by the SEC under that statute and the Investment Company Act of 1940) and Nevada’s corporate law, all for the benefit of the defendant insiders and to the detriment of the public stockholders of AMTO and their legitimate interests.

In those proceedings, Dr. Butcher seeks, among other things, to have the transactions relating to the issue of Common Stock and Preferred Stock to Messrs. Cash and Zeleny struck down. At the 2010 Annual Meeting, Dr. Butcher intends to vote his shares of Common Stock against the re-election of the members of the Incumbent Board and to vote in favor of a new Board of Directors and management that he intends to nominate at the meeting.  Information concerning the names and experience of the persons Dr. Butcher intends to nominate is set forth in Exhibit 8 attached hereto.

On October 21, 2010, Dr. Butcher learned, in the course of a hearing before the Nevada State Court, that AMTO intended to proceed with another transaction, one that would involve AMTO’s issuing to unnamed investors, for between $300,000 and $1,000,000, Units comprised of up to $1,000,000 face amount of 10% Convertible Secured Notes (“Promissory Notes”) (which would be convertible into shares of Common Stock) and Common Stock Purchase Warrants exercisable for shares of Common Stock (“Investor Warrants”). However, it is not clear to Dr. Butcher what the status of this transaction is or whether AMTO’s Incumbent Board has approved it. The conversion price of the Promissory Notes and the exercise price of the Investor Warrants was disclosed to be $2.00 per share. The transaction would be a best efforts offering, without any firm commitment for the purchase of all, or any, of the Units, and would not be registered with the SEC under the Securities Act of 1933. If all the Units were to be sold, the number of shares of Common Stock that would become issuable upon conversion of the Promissory Notes and exercise of the Investor Warrants would be 1,000,000 shares of Common Stock.

Based on proposed documents provided by AMTO’s counsel to Reporting Person for the transaction described above, the Promissory Notes would be secured by all the assets of AMTO. Those assets secured would include, among others, AMTO’s holdings of 75,000,000 shares of XSP stock (representing approximately 34% of the outstanding stock of XSP). XSP has throughout the 2010 mining season been operational and producing platinum, and selling platinum produced from its Alaska site.

Accordingly, Dr. Butcher believes that if AMTO were to fail to pay interest or principal on the Promissory Notes when due (or otherwise default under the terms of the Promissory Notes), the holders of the Promissory Notes could foreclose on all of AMTO’s assets or, depending on value, such lesser amount of AMTO’s assets sufficient to recover amounts owed under the Promissory Note; thus, if AMTO’s assets are valued at less than the amounts owed under the Promissory Notes, for as little as an investment of $300,000, the holders of the Promissory Notes could obtain all of AMTO’s assets and, in that event, AMTO’s public stockholders would lose the entire value of their investment in AMTO.

In light of the forgoing, if the Units transaction is consummated, Dr. Butcher intends to consult with legal counsel regarding any action that may be appropriate under the circumstances to preserve the value of his interest in Issuer as a stockholder. Copies of the proposed forms of Subscription Agreement Promissory Notes, Investor Warrants, Security Agreement and Escrow Agreement that were delivered to Dr. Butcher in connection with the action before the Nevada State Court are attached as Exhibits 9 through 13, respectively.

In addition to the Nevada State Action and the Federal Action, Dr. Butcher has called the matters referred to herein to the attention of the SEC’s Office of Investor Complaints and has requested that the SEC take such action as it deems appropriate under the federal securities laws.

Item 5.	Interest in Securities of the Issuer

(a) Reporting Person is the direct beneficial owner of 57,750,000 shares of Common Stock, representing approximately 46.59% of Issuer’s issued and outstanding shares of Common Stock prior to the acts complained of in Item 4, and approximately 40.1% of Issuer’s currently issued and outstanding shares of Common Stock after the acts complained of in Item 4.  All of the shares of Common Stock owned by Dr. Butcher were acquired by him on June 17, 2009, as described in Item 3 above.

(b)  Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 57,750,000 shares of Common Stock.

(c) Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer
None.

Item 7.	Material to be Filed as Exhibits

Exhibit 1—Petition for Writ of Mandate Ordering the Election of Directors filed in Nevada State Court

Exhibit 2—Writ of Mandate of the Nevada State Court Granting Petition for Election of Directors

Exhibit 3—Order for Amendment of Writ of Mandate, and Amended Writ of Mandate of the Nevada State Court

Exhibit 4—Order of Securities and Exchange Commission “de-registering” AMTO Common Stock under the Securities Exchange Act of 1934

Exhibit 5—Complaint filed by Reporting Person in the Nevada State Court

Exhibit 6—Motion for Partial Summary Judgment before the Nevada State Court

Exhibit 7—Complaint filed by Reporting Person in the Federal Court

Exhibit 8—Information regarding persons who Reporting Person intends to nominate for positions as Directors and senior executive officers of AMTO at the 2010 Annual Meeting of Stockholders

Exhibit 9 -Form of Subscription Agreement

Exhibit 10—Form of Secured Convertible Note Exhibit 11—Form of Warrant Exhibit 12—Form of Security Agreement Exhibit 13—Form of Escrow Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 2, 2010

/s/ Bruce Stanley Butcher
Bruce Stanley Butcher

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).